Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR Item 77.C.

Matters Submitted to a Vote of Security Holders

A special meeting of the shareholders of Dreyfus Founders Focus Fund ("Focus"), a series of Dreyfus Founders Funds, Inc. (the "Company"), was held on February 15, 2002 to consider approval of a Plan of Reorganization adopted by the Board of Directors of the Company. This Plan provided for the merger of Focus with Dreyfus Founders Growth Fund ("Growth"), also a series of the Company, with Growth being the surviving Fund. In connection with this merger, Growth would acquire all of the assets, subject to the liabilities, of Focus in exchange for Growth Class A, Class B, Class C, Class F, Class R and Class T shares and the assumption by Growth of Focus's stated liabilities. The Growth shares received by Focus would be distributed pro rata to the Focus shareholders in the corresponding Focus share classes in liquidation of Focus, after which Focus would cease operations.

The shareholders of Focus approved the Plan of Reorganization. The following chart shows the voting results:

                                 For         Against      Abstain
      ---------------------------------------------------------------
      Shares Voted             217,814       15,836         605

      Percent of               52.71%         3.83%        0.14%
      Outstanding Shares